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                    [ConectiSys Corporation Letterhead]

                              January 30, 2007

Via EDGAR Transmission
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

        Re:     ConectiSys Corporation (CIK: 0000790273)
                Post-Effective Amendment No. 1 to Form SB-2
                Filed January 25, 2007
                File No. 333-137204
                Accession No. 0001065516-07-000007

Ladies and Gentlemen:

        This letter is hereby submitted to notify the Securities and Exchange Commission (the "SEC") of an inadvertent filing submission error made by ConectiSys Corporation (the "Company"). On January 25, 2007, the Company filed Post-Effective Amendment No. 1 to Form SB-2 with the SEC using the incorrect EDGAR submission type, "SB-2/A" (i.e., Pre-Effective Amendment), when it intended to use "POS AM" (i.e., Post-Effective Amendment). Please be advised that no securities were sold under the Post-Effective Amendment No. 1.

        The Company intends to file Post-Effective Amendment No. 2 to Form SB-2 shortly using the correct EDGAR submission type.

        Pursuant to Rule 477(a) of the Securities Act of 1933, as amended, the Company hereby requests a withdrawal of the amendment on Form SB-2/A filed on January 25, 2007.

        Please direct any comments or questions regarding these filings to the undersigned at (661) 295-6763 or to our legal counsel, John T. Bradley, Esq., at
(714) 641-5100.

                                        Sincerely,

                                        ConectiSys Corporation

                                        /s/ Robert A. Spigno
                                        _____________________________
                                        Robert A. Spigno
                                        Chief Executive Officer


cc: John T. Bradley, Esq.